April 6, 2009

Ta Tanisha Meadows
William Thompson
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Mail Stop 3561

Re:           Emerging Vision Inc.
Item 4.01 Form 8-K
Filed April 1, 2009
File No. 1-14128

Dear Ms. Meadows,

Per our conversation with you on the SEC letter of comment (the “Comment Letter”), dated April 2, 2009, relating to the above-referenced filings, we hereby transmit for filing Emerging Vision, Inc.’s (the “Company”) responses to the Comment Letter.  Responses to this Comment Letter follow your original, numbered comments in bullet points.

Item 4.01 8-K Filed April 1, 2009

1.
Please state whether the decision to engage the successor firm, Rosen Seymour, was approved by the audit committee or similar committee of the board of directors.  Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

➢
Emerging Vision, Inc. (the “Company”) did not obtain audit committee or board approval regarding the merger of Miller, Ellin & Company, LLP (“Miller Ellin”) into the practice of Rosen Seymour Shapss Martin & Company LLP (“Rosen Seymour”) as the Company believes the merger did not constitute a change in public accountants as defined in Item 304 paragraph (a)(1) of Regulation S-K.  Additionally, the Company engaged the services of Miller Ellin in December 2008 to perform its year-end 2008 audit.  Rosen Seymour did not feel it was necessary to update or obtain a new Engagement Letter between the Company and Rosen Seymour.

2.
It appears that Rosen Seymour is not registered with the Public Company Accounting Oversight Board (“PCAOB”) nor has a pending application for registration with the PCAOB.  Section 102 of the Sarbanes-Oxley Act of 2002 prohibits accounting firms that are not registered with the PCAOB from preparing or issuing, or participating in the preparation or issuance of, audit reports with respect to any issuer.  Please advise.

➢
Rosen Seymour was a defined name for Rosen Seymour Shapss Martin & Company, LLP, not a separate company.  The 8-K didn’t clearly define it.  As such, the Company will amend the definition in its Form 8-K/A to be filed simultaneously with this Response Letter.

3.
Please review your disclosure in the second paragraph to state whether either of the reports of Miller, Ellin & Company, LLP on the financial statements for the years ended December 31, 2007 and December 31, 2006 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles.  Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

➢
The Company has reviewed paragraph (a)(1)(ii) of Item 304 of Regulation S-K and agrees with the Staff Accountant’s comment.  The Company will revise such disclosure in its Form 8-K/A to be filed simultaneously with this Response Letter.

4.
Please revise your disclosure in the second paragraph regarding the period during which there were no disagreements with Miller, Ellin & Company, LLP and no reportable events.  This period should include the two most recent years and the subsequent interim period through the date of the change on February 12, 2009.  Refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

➢
The Company has reviewed paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K and agrees with the Staff Accountant’s comment.  The Company will revise such disclosure in its Form 8-K/A to be filed simultaneously with this Response Letter.

5.
Please note that you are required to file an updated letter from Miller, Ellin & Company, LLP stating whether the firm agrees with the statements made in an amendment to the filing in response to our comments and, if not, stating the respects in which the firm does not agree.  The updated letter should be filed within two business days of its receipt or 10 business days after filing any amendment.  Please acknowledge this obligation.  Refer to Items 304(a)(3) and 601 (b)(16) of Regulation S-K.

➢	The Company will file the required updated letter from Miller Ellin as an exhibit to its Form 8-K/A to be filed simultaneously with this Report Letter.

Please contact me at (516) 390-2137 should you have any questions or require further information.  Please advise us if we can assist you in order to facilitate the review of the above-referenced documents.

Finally, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian Alessi
Brian Alessi
Chief Financial Officer

cc:           Michael Bernstein
Mitch Rubin
Rick Koppel
Christopher G. Payan